UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Micro Linear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
594850109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Timothy A. Richardson
President and Chief Executive Officer
Micro Linear Corporation
2050 Concourse Drive
San Jose, California 95131
(408) 433-5200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Davina K. Kaile
Glenn J. Borromeo
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
(650) 233-4500

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$1,178,292	$126.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $1,178,292 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the Nasdaq National Market on February 24, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on February 27, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates: third-party tender offer subject to Rule 14d-1.
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
ITEM 4. Terms of the Transaction.
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Micro Linear Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2006, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Commission on March 8, 2006 (together, the “Schedule TO”), is the final amendment and reports the results of the offer to exchange options outstanding under the Company’s 1991 Stock Option Plan and the Company’s 1998 Nonstatutory Stock Option Plan (together, the “Stock Option Plans”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), for replacement options granted under and subject to the Stock Option Plans, all upon the terms and subject to the conditions described in the document entitled “Exchange Offer for Certain Outstanding Options for New Stock Options” dated February 27, 2006, attached as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented on March 8, 2006 pursuant to the document attached as Exhibit (a)(1)(L) to the Schedule TO (together, the “Exchange Offer”).
ITEM 4. Terms of the Transaction.
The Exchange Offer expired at midnight, U.S. Pacific (San Jose) Time, on Monday, March 27, 2006. Employees of the Company eligible to participate in the Exchange Offer tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 2,028,283 shares of Common Stock, representing 89.7% of the total shares of Common Stock underlying options eligible for exchange in the Exchange Offer. The Company will issue or has already issued replacement options to purchase an aggregate of 1,876,947 shares of Common Stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each replacement option granted in the Exchange Offer is $1.67, which is the average of the closing prices of the Common Stock as reported by the Nasdaq National Market for the 18 consecutive trading days ending immediately prior to the grant date of the replacement options.
We have already or will promptly send each employee whose eligible options have been tendered and accepted for cancellation a Rights Letter, substantially in the form of Exhibit (a)(1)(H) to the Schedule TO.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micro Linear Corporation
By:	/s/ Timothy A. Richardson

	Name:	Timothy A. Richardson
	Title:	President and Chief Executive Officer

	Date:	March 29, 2006

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